UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
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SPECIALIZED DISCLOSURE REPORT
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CISCO SYSTEMS, INC.
(Exact name of registrant as specified in its charter)
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Delaware (State or other jurisdiction of incorporation)	001-39940 (Commission File Number)	77-0059951 (IRS Employer Identification No.)
170 West Tasman Drive, San Jose, California		95134-1706
(Address of principal executive offices)		(Zip Code)
(408) 526-4000
(Registrant's telephone number, including area code)
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Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2024.

Item 1.01.	Conflict Minerals Disclosure and Report.
Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Cisco Systems, Inc. (“Cisco”) for the reporting period January 1 to December 31, 2024 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at Cisco’s website by clicking on the “About Cisco” link at the bottom of the www.cisco.com homepage, and then, on the resulting webpage, clicking on “Supply chain sustainability” under the “Doing business with Cisco” header. The Conflict Minerals Report is under the heading “List of Publications.”

Item 1.02.	Exhibit.
Cisco has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Item 3.01.	Exhibits.

Exhibit Number	Description of Document
1.01	Cisco Systems, Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CISCO SYSTEMS, INC.

Dated: May 23, 2025	By:	/s/ Deborah L. Stahlkopf
	Name:	Deborah L. Stahlkopf
	Title:	Executive Vice President and Chief Legal Officer